Exhibit 21.1

List of Significant Subsidiaries of the Registrant

Significant Subsidiaries	Place of Incorporation
Ecofusion Energy Limited	Hong Kong
Ecofusion Engineering Solution Co. Limited	Hong Kong
Ecofusion Energy Engineering Co. Limited	Hong Kong
Ecofusion Investment Co. Limited	Hong Kong